CUSIP No. G6429X 100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NQ Mobile, Inc.

(Name of Issuer)

Class A common shares par value $0.0001 per share, represented by American Depositary Shares;

each American Depositary Share represents five Class A common shares

(Title of Class of Securities)

G6429X 100**

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** CUSIP number G6429X 100 is assigned to the Class A common shares of the Issuer. CUSIP number 64118U 108 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “NQ.” Each American Depositary Share represents five Class A common shares.

CUSIP No. G6429X 100

(1)	Names of reporting persons Dr. Henry Yu Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,753,710 (1) common shares
(6) Shared voting power 50,352,941 common shares (2)
(7) Sole dispositive power 2,753,710 (1) common shares
(8) Shared dispositive power 50,352,941 common shares (2)
(9)	Aggregate amount beneficially owned by each reporting person 52,452,941 Class B common shares and 653,760 Class A common shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 28.1% (3)
(12)	Type of reporting person (see instructions) IN

(1)

Represent (i) 2,100,000 Class B common shares held by Dr. Henry Yu Lin which he received after exercising options and (ii) 653,710 Class A common shares in the form of American Depositary Shares (“ADSs”) purchased in one or more open-market transactions from June through December 2012.

(2)

Represent 50,352,941 Class B common shares held by RPL Holdings Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

(3)

Based on 136,676,587 Class A common shares outstanding as of December 31, 2012 and assuming all Class B common shares held by such reporting person are converted into the same number of Class A common shares.

CUSIP No. G6429X 100

(1)	Names of reporting persons RPL Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 50,352,941 common shares (1)
(7) Sole dispositive power 0
(8) Shared dispositive power 50,352,941 common shares (1)
(9)	Aggregate amount beneficially owned by each reporting person 50,352,941 Class B common shares (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 26.9% (2)
(12)	Type of reporting person (see instructions) CO

(1)	Represent 50,352,941 Class B common shares held by the reporting person. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.

(2)

Based on 136,676,587 Class A common shares outstanding as of December 31, 2012 and assuming all Class B common shares held by such reporting person are converted into the same number of Class A common shares.

CUSIP No. G6429X 100

(1)	Names of reporting persons RPL Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 50,352,941 common shares (1)
(7) Sole dispositive power 0
(8) Shared dispositive power 50,352,941 common shares (1)
(9)	Aggregate amount beneficially owned by each reporting person 50,352,941 Class B common shares (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 26.9% (2)
(12)	Type of reporting person (see instructions) OO

(1)	Represent 50,352,941 Class B common shares held by RPL Holdings Limited.

(2)

Based on 136,676,587 Class A common shares outstanding as of December 31, 2012 and assuming all Class B common shares held by such reporting person are converted into the same number of Class A common shares.

CUSIP No. G6429X 100

(1)	Names of reporting persons Standard Chartered Trust (Cayman) Limited (as a trustee for RPL Trust which ultimately owns common shares of the Issuer)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 50,352,941 common shares (1)
(7) Sole dispositive power 0
(8) Shared dispositive power 50,352,941 common shares (1)
(9)	Aggregate amount beneficially owned by each reporting person 50,352,941 Class B common shares (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 26.9% (2)
(12)	Type of reporting person (see instructions) CO

(1)	Represent 50,352,941 Class B common shares held by RPL Holdings Limited.

(2)

Based on 136,676,587 Class A common shares outstanding as of December 31, 2012 and assuming all Class B common shares held by such reporting person are converted into the same number of Class A common shares.

CUSIP No. G6429X 100

ITEM 1(a).	NAME OF ISSUER:

NQ Mobile Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

NO. 4 Bldg, 11 Heping Li East St., Dongcheng District, Beijing, 100013, China

ITEM 2(a).	NAME OF PERSON FILING:

(i)	Dr. Henry Yu Lin
(ii)	RPL Holdings Limited (the “Record Holder”)
(iii)	RPL Trust (the “Trust”)
(iv)	Standard Chartered Trust (Cayman) Limited (“Trustee”)(as trustee for the Trust which ultimately owns common shares of the Issuer)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Dr. Henry Yu Lin

c/o NQ Mobile Inc.

NO. 4 Bldg 11 Heping Li East St., Dongcheng District, Beijing, 100013, China

RPL Holdings Limited

Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortolia, British Virgin Islands

RPL Trust

24 Howard Street, P.O. Box 674

Grand Cayman KY1-1107

Cayman Islands

Standard Chartered Trust (Cayman) Limited

24 Howard Street, P.O. Box 674

Grand Cayman KY1-1107

Cayman Islands

ITEM 2(c).	CITIZENSHIP:

(i)	Dr. Henry Yu Lin—People’s Republic of China
(ii)	RPL Holdings Limited—British Virgin Islands.
(iii)	RPL Trust—Cayman Islands
(iv)	Standard Chartered Trust (Cayman) Limited—Cayman Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A common shares. Each Class B common share held by each reporting person is convertible into one Class A common share at the option of the holder at any time.

ITEM 2(e).	CUSIP NO.:

G6429X 100

CUSIP No. G6429X 100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the common shares of the Issuer by the reporting persons is provided as of December 31, 2012. The table below is prepared based on the Issuer having a total of 136,676,587 shares of Class A common shares and 105,152,531 shares of Class B common shares outstanding as of December 31, 2012.

CUSIP No. G6429X 100

Reporting Person: Dr. Henry Yu Lin	Class A Common Shares		Class B Common Shares		Total Common Shares on an As-converted Basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	53,106,701	(1)	52,452,941	(2)	53,106,701	(1)	—

(b) Percent of class:	28.1	%(1)(3)	49.9%		22.0	%(4)	44.2	%(5)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	2,753,750	(6)	2,100,000	(7)	2,753,750	(6)	—

(ii) Shared power to vote or to direct the vote	50,352,941	(8)	50,352,941	(8)	50,352,941	(8)	—

(iii) Sole power to dispose or to direct the disposition of	2,753,750	(6)	2,100,000	(7)	2,753,750	(6)	—

(iv) Shared power to dispose or to direct the disposition of	50,352,941	(8)	50,352,941	(8)	50,352,941	(8)	—

Notes:

RPL Holdings Limited, a British Virgin Islands company, is the record owner (the “Record Holder”) of 50,352,941 Class B common shares of the Issuer. Dr. Henry Yu Lin is the sole director of the Record Holder. The Record Holder is wholly beneficially owned by RPL Trust (the “Trust”). The 50,352,941 Class B common shares of the Issuer, with the Record Holder as the record owner, are ultimately wholly owned by the Trust, for which the Standard Chartered Trust (Cayman) Limited acts as the trustee (the “Trustee”). The Record Holder, Dr. Lin, the Trust and the Trustee may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all of the common shares beneficially owned by other members constituting such group. However, each of Dr. Lin, the Record Holder and the Trust disclaims beneficial ownership of any shares beneficially owned by the Trustee other than the abovementioned 50,352,941 Class B common shares of the Issuer. All of the abovementioned 50,352,941 Class B common shares in the Issuer are beneficially owned by the Trustee solely in its capacity as trustee of the Trust. Accordingly, the Trustee, solely in its capacity as trustee of the Trust, may be deemed to beneficially own all these common shares of the Issuer that are beneficially owned by the Trust. However, the Trustee disclaims beneficial ownership of all common shares of the Issuer.

(1) Represents (a) 50,352,941 Class B common shares held by the Record Holder that are convertible into 50,352,941 Class A common shares at any time at the option of the Record Holder, (b) 2,100,000 Class B common shares held by Dr. Henry Yu Lin which he received after exercising options and (c) 653,710 Class A common shares in the form of ADSs purchased by Dr. Henry Yu Lin in one or more open-market transactions from June through December 2012. Pursuant to Rule 13d-3(d)(1), all shares of Class B common shares (which are convertible into shares of Class A common shares) held by the Record Holder shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A common shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A common shares owned by such person. Consequently, all Class A common shares amounts and percentages are inclusive of the Class B common shares amounts and percentages set forth herein.

(2) Represents (a) 50,352,941 Class B common shares held by the Record Holder that are convertible into 50,352,941 Class A common shares at any time at the option of the Record Holder and (b) 2,100,000 Class B common shares held by Dr. Henry Yu Lin. Each Class B common share is convertible into one Class A common share at the option of the holder at any time. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

CUSIP No. G6429X 100

(3) To derive this percentage, (x) the numerator is the sum of (i) 50,352,941, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the Record Holder, (ii) 2,100,000, being the number of Class A common shares that are convertible from the same number of Class B common shares held by Dr. Henry Yu Lin and (iii) 653,750 Class A common shares in the form of ADSs purchased by Dr. Henry Yu Lin in one or more open-market transactions from June through December 2012, and (y) the denominator is the sum of (i) 136,676,587, being the numbers of the Company’s total Class A common shares outstanding at December 31, 2012 and (ii) 52,452,941, being the number of Class A common shares that the Record Holder has the rights to acquire upon conversion of the same number of Class B common shares held by the reporting person.

(4) To derive this percentage, (x) the numerator is the sum of (i) 50,352,941, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the Record Holder, (ii) 2,100,000, being the number of Class A common shares that are convertible from the same number of Class B common shares held by Dr. Henry Yu Lin and (iii) 653,750 Class A common shares in the form of ADSs purchased by Dr. Henry Yu Lin in one or more open-market transactions from June through December 2012, and (y) the denominator is the sum of (i) 136,676,587, being the number of the Company’s total Class A common shares outstanding at December 31, 2012 and (ii) 105,152,531, being the number of the Company’s total Class B common shares outstanding at December 31, 2012 that are convertible into the same number of Class A common shares.

(5) Percentage of aggregate voting power represents voting power of all common shares held by the reporting person with respect to all outstanding shares of the Company’s Class A and Class B common shares. Each holder of the Company’s Class A common shares is entitled to one vote per Class A common share. Each holder of the Company’s Class B common shares is entitled to ten votes per Class B common share.

(6) Represents the sum of (i) 2,100,000 Class B common shares held by Dr. Henry Yu Lin, as a result of exercising options and (ii) 653,750 Class A common shares in the form of ADSs purchased by Dr. Lin in one or more open-market transactions from June through December 2012.

(7) Represents 2,100,000 Class B common shares held by Dr. Henry Yu Lin, as a result of exercising options.

(8) Represents 50,352,941 Class B common shares held by the Record Holder that are convertible into 50,352,941 Class A common shares at any time at the option of the Record Holder.

CUSIP No. G6429X 100

Reporting Person: RPL Holdings Limited	Class A Common Shares		Class B Common Shares		Total Common Shares on an As-converted Basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	50,352,941	(1)	50,352,941	(1)	50,352,941	(1)	—

(b) Percent of class:	26.9	%(1)(2)	47.9%		20.8	%(3)	42.4	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0		0		0		—

(ii) Shared power to vote or to direct the vote	50,352,941	(1)	50,352,941	(1)	50,352,941	(1)	—

(iii) Sole power to dispose or to direct the disposition of	0		0		0		—

(iv) Shared power to dispose or to direct the disposition of	50,352,941	(1)	50,352,941	(1)	50,352,941	(1)	—

Notes:

The Record Holder is the record owner of 50,352,941 Class B common shares of the Issuer. Dr. Henry Yu Lin is the sole director of the Record Holder. The reporting person is wholly beneficially owned by the Trust. The 50,352,941 Class B common shares of the Issuer, with the Record Holder as the record owner, are ultimately wholly owned by the Trust, for which the Trustee acts as the trustee. The Record Holder, Dr. Lin, the Trust and the Trustee may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all of the common shares beneficially owned by other members constituting such group. However, each of Dr. Lin, the Record Holder and the Trust disclaims beneficial ownership of any shares beneficially owned by the Trustee other than the abovementioned 50,352,941 Class B common shares of the Issuer. All of the abovementioned 50,352,941 Class B common shares in the Issuer are beneficially owned by the Trustee solely in its capacity as trustee of the Trust. Accordingly, the Trustee, solely in its capacity as trustee of the Trust, may be deemed to beneficially own all these common shares of the Issuer that are beneficially owned by the Trust. However, the Trustee disclaims beneficial ownership of all common shares of the Issuer.

(1) Represents 50,352,941 Class B common shares held by the reporting person that are convertible into 50,352,941 Class A common shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B common shares (which are convertible into shares of Class A common shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A common shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A common shares owned by such person. Consequently, all Class A common shares amounts and percentages are inclusive of the Class B common shares amounts and percentages set forth herein.

(2) To derive this percentage, (x) the numerator is 50,352,941, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the reporting person, and (y) the denominator is the sum of (i) 136,676,587, being the numbers of the Company’s total Class A common shares outstanding at December 31, 2012 and (ii) 50,352,941, being the number of Class A common shares that the reporting person has the rights to acquire upon conversion of the same number of Class B common shares held by the reporting person.

(3) To derive this percentage, (x) the numerator is 50,352,941, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the reporting person and (y) the denominator is the sum of (i) 136,676,587, being the number of the Company’s total Class A common shares outstanding at December 31, 2012 and (ii) 105,152,531, being the number of the Company’s total Class B common shares outstanding at December 31, 2011 that are convertible into the same number of Class A common shares.

CUSIP No. G6429X 100

(4) Percentage of aggregate voting power represents voting power of all common shares held by the reporting person with respect to all outstanding shares of our Class A and Class B common shares. Each holder of our Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share.

CUSIP No. G6429X 100

Reporting Person: RPL Trust	Class A Common Shares		Class B Common Shares		Total Common Shares on an As-converted Basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	50,352,941	(1)	50,352,941	(1)	50,352,941	(1)	—

(b) Percent of class:	26.9	%(1)(2)	47.9%		20.8	%(3)	42.4	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0		0		0		_

(ii) Shared power to vote or to direct the vote	50,352,941	(1)	50,352,941	(1)	50,352,941	(1)	_

(iii) Sole power to dispose or to direct the disposition of	0		0		0		_

(iv) Shared power to dispose or to direct the disposition of	50,352,941	(1)	50,352,941	(1)	50,352,941	(1)	_

Notes:

The Record Holder is the record owner of 50,352,941 Class B common shares of the Issuer. Dr. Henry Yu Lin is the sole director of the Record Holder. The reporting person is wholly beneficially owned by the Trust. The 50,352,941 Class B common shares of the Issuer, with the Record Holder as the record owner, are ultimately wholly owned by the Trust, for which the Trustee acts as the trustee. The Record Holder, Dr. Lin, the Trust and the Trustee may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all of the common shares beneficially owned by other members constituting such group. However, each of Dr. Lin, the Record Holder and the Trust disclaims beneficial ownership of any shares beneficially owned by the Trustee other than the abovementioned 50,352,941 Class B common shares of the Issuer. All of the abovementioned 50,352,941 Class B common shares in the Issuer are beneficially owned by the Trustee solely in its capacity as trustee of the Trust. Accordingly, the Trustee, solely in its capacity as trustee of the Trust, may be deemed to beneficially own all these common shares of the Issuer that are beneficially owned by the Trust. However, the Trustee disclaims beneficial ownership of all common shares of the Issuer.

(1) Represents 50,352,941 Class B common shares held by the Record Holder that are convertible into 50,352,941 Class A common shares at any time at the option of the Record Holder. Pursuant to Rule 13d-3(d)(1), all shares of Class B common shares (which are convertible into shares of Class A common shares) held by the Record Holder shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A common shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A common shares owned by such person. Consequently, all Class A common shares amounts and percentages are inclusive of the Class B common shares amounts and percentages set forth herein.

(2) To derive this percentage, (x) the numerator is 50,352,941, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the Record Holder, and (y) the denominator is the sum of (i) 136,676,587, being the numbers of the Company’s total Class A common shares outstanding at December 31, 2012 and (ii) 50,352,941, being the number of Class A common shares that the Record Holder has the rights to acquire upon conversion of the same number of Class B common shares held by the Record Holder.

(3) To derive this percentage, (x) the numerator is 50,352,941, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the Record Holder and (y) the denominator is the sum of (i) 136,676,587, being the number of the Company’s total Class A common shares outstanding at December 31, 2012 and (ii) 105,152,531, being the number of the Company’s total Class B common shares outstanding at December 31, 2012 that are convertible into the same number of Class A common shares.

CUSIP No. G6429X 100

(4) Percentage of aggregate voting power represents voting power of all common shares held by the reporting person with respect to all outstanding shares of our Class A and Class B common shares. Each holder of our Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share.

CUSIP No. G6429X 100

Reporting Person: Standard Chartered Trust (Cayman) Limited	Class A Common Shares		Class B Common Shares		Total Common Shares on an As-converted Basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	50,352,941	(1)	50,352,941	(1)	50,352,941	(1)	—

(b) Percent of class:	26.9	%(1)(2)	47.9%		20.8	%(3)	42.4	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0		0		0		_

(ii) Shared power to vote or to direct the vote	50,352,941	(1)	50,352,941	(1)	50,352,941	(1)	_

(iii) Sole power to dispose or to direct the disposition of	0		0		0		_

(iv) Shared power to dispose or to direct the disposition of	50,352,941	(1)	50,352,941	(1)	50,352,941	(1)	_

Notes:

The Record Holder is the record owner of 50,352,941 Class B common shares of the Issuer. Dr. Henry Yu Lin is the sole director of the Record Holder. The reporting person is wholly beneficially owned by the Trust. The 50,352,941 Class B common shares of the Issuer, with the Record Holder as the record owner, are ultimately wholly owned by the Trust, for which the Trustee acts as the trustee. The Record Holder, Dr. Lin, the Trust and the Trustee may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all of the common shares beneficially owned by other members constituting such group. However, each of Dr. Lin, the Record Holder and the Trust disclaims beneficial ownership of any shares beneficially owned by the Trustee other than the abovementioned 50,352,941 Class B common shares of the Issuer. All of the abovementioned 50,352,941 Class B common shares in the Issuer are beneficially owned by the Trustee solely in its capacity as trustee of the Trust. Accordingly, the Trustee, solely in its capacity as trustee of the Trust, may be deemed to beneficially own all these common shares of the Issuer that are beneficially owned by the Trust. However, the Trustee disclaims beneficial ownership of all common shares of the Issuer.

(1) Represents 50,352,941 Class B common shares held by the Record Holder that are convertible into 50,352,941 Class A common shares at any time at the option of the Record Holder. Pursuant to Rule 13d-3(d)(1), all shares of Class B common shares (which are convertible into shares of Class A common shares) held by the Record Holder shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A common shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A common shares owned by such person. Consequently, all Class A common shares amounts and percentages are inclusive of the Class B common shares amounts and percentages set forth herein.

(2) To derive this percentage, (x) the numerator is 50,352,941, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the Record Holder, and (y) the denominator is the sum of (i) 136,676,587, being the numbers of the Company’s total Class A common shares outstanding at December 31, 2012 and (ii) 50,352,941, being the number of Class A common shares that the Record Holder has the rights to acquire upon conversion of the same number of Class B common shares held by the Record Holder.

(3) To derive this percentage, (x) the numerator is 50,352,941, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the Record Holder and (y) the denominator is the sum of (i) 136,676,587, being the number of the Company’s total Class A common shares outstanding at December 31, 2012 and (ii) 105,152,531, being the number of the Company’s total Class B common shares outstanding at December 31, 2012 that are convertible into the same number of Class A common shares.

CUSIP No. G6429X 100

(4) Percentage of aggregate voting power represents voting power of all common shares held by the reporting person with respect to all outstanding shares of our Class A and Class B common shares. Each holder of our Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share.

CUSIP No. G6429X 100

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

Henry Yu Lin

/s/ Henry Yu Lin
Henry Yu Lin

RPL Holdings Limited

	By:	/s/ Henry Yu Lin
	Name:	Henry Yu Lin
	Title:	Director

RPL Trust	By Standard Chartered Trust (Cayman) Limited, as trustee for RPL Trust

	By:	/s/ Kervin Glidden, Ana-Maria Alba
	Name:	Kervin Glidden, Ana-Maria Alba
	Title:	Senior Trust Officers

Standard Chartered Trust (Cayman) Limited	For and on behalf of Standard Chartered Trust (Cayman) Limited

	By:	/s/ Kervin Glidden, Ana-Maria Alba
	Name:	Kervin Glidden, Ana-Maria Alba
	Title:	Senior Trust Officers

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

10